2004 Summary Annual Report


AVISTA
Corp.

THE NATURE OF ENERGY



Energy, one of life's essentials, can perform wondrous things.

But behind that potential lies a most practical process and the people who make it happen.

People who are solid. Clear-sighted. With deep roots in the community.

People on the other end of the phone, or deep inside the hydroelectric facility, or out in the trenches – bringing energy to the manufacturing plant, the grade school and the cabin by the lake.



Avista Businesses

With utility operations in five Western states, we are among the industry's leaders in performance, value and service. Avista's focus remains on our core utility business, along with other energy- and utility-related subsidiaries.

Avista Utilities provides energy to more than 330,000 electric and 305,000 natural gas customers, primarily in the Pacific Northwest.

Avista Energy applies energy marketing knowledge and experience to physical assets in Western regional markets.

Avista Advantage analyzes utility usage and provides cost management services for national, multi-site companies.

Table of Contents

Cover and inside front cover photos: A wetland that drains into Montana's Bull River, part of our bull trout recovery project (see page 17 for more information); the gate draw at the Cabinet Gorge Dam in Idaho; Kathy Kendall, equipment operator, at work in the Spokane equipment yard; Sunnyside Elementary fourth-graders Chanel Scudiero and Terry Yeh on the school's playground in Pullman, Washington.






Our charge is clear: deliver value for our customers.

Every time.

All the time.

Avista. True to our nature.




Just a few of Avista's customers: V. Patrick Hughes, M.D. (top left), a radiologist at Deer Park Hospital in Washington; Sunnyside Elementary's Darla Port (top) with fourth-graders (from left) Vivek Jayaram, Ana Acevedo-Barga and Leondra Crump in Pullman, Washington; John L. Craig (center left), owner of Craig's Cleaners in La Grande, Oregon; Avista Stadium (bottom), home of the Spokane Indians baseball club.

Financial and Operating Highlights

(Dollars in Thousands Except Statistics and Per Share Amounts or as Otherwise Indicated)	2004	2003	2002
Financial Results			
Operating revenues	$ 1,151,580	$ 1,123,385	$ 1,062,916
Operating expenses	1,011,110	951,682	905,774
Income from operations	140,470	171,703	157,142
Income from continuing operations	35,614	50,643	42,174
Loss from discontinued operations	–	(4,949)	(6,719)
Net income before cumulative effect of accounting change	35,614	45,694	35,455
Cumulative effect of accounting change	(460)	(1,190)	(4,148)
Net income	35,154	44,504	31,307
Deduct – preferred stock dividend requirements [1]	–	1,125	2,402
Income available for common stock	$ 35,154	$ 43,379	$ 28,905
Earnings per common share from continuing operations, diluted	$ 0.73	$ 1.02	$ 0.83
Loss per common share from discontinued operations, diluted	–	(0.10)	(0.14)
Earnings per common share before cumulative effect of accounting change, diluted	0.73	0.92	0.69
Loss per common share from cumulative effect of accounting change, diluted	(0.01)	(0.03)	(0.09)
Earnings per common share, diluted	$ 0.72	$ 0.89	$ 0.60
Earnings per common share, basic	$ 0.73	$ 0.90	$ 0.60
Dividends paid per common share	0.515	0.490	0.480
Book value per common share	$ 15.54	$ 15.54	$ 14.84
Average common shares outstanding	48,400	48,232	47,823
Actual common shares outstanding	48,472	48,344	48,044
Return on average common equity	4.7%	5.9%	4.0%
Common stock closing price	$ 17.67	$ 18.12	$ 11.56
Operating Results			
Avista Utilities			
Retail electric revenues	$ 506,428	$ 489,168	$ 463,667
Retail kWh sales (in millions)	8,363	8,027	7,584
Retail electric customers at year-end	331,014	325,554	320,210
Wholesale electric revenues	$ 62,399	$ 73,463	$ 64,082
Wholesale kWh sales (in millions)	1,472	2,075	2,216
Total natural gas revenues	$ 320,493	$ 277,289	$ 309,823
Total therms delivered (in thousands)	495,584	490,474	516,491
Retail natural gas customers at year-end	304,850	298,296	290,188
Income from continuing operations	$ 32,467	$ 36,241	$ 36,382
Energy Marketing and Resource Management			
Gross margin (operating revenues less resource costs)	$ 38,842	$ 60,189	$ 54,207
Income from continuing operations	$ 9,733	$ 20,672	$ 22,425
kWh sales (in millions)	32,629	41,579	40,426
Natural gas sales (thousands of dekatherms)	219,719	228,397	225,983
Avista Advantage			
Revenues	$ 23,444	$ 19,839	$ 16,911
Income (loss) from continuing operations	577	(1,334)	(4,253)
Other			
Revenues	$ 17,127	$ 13,581	$ 14,645
Loss from continuing operations	(7,163)	(4,936)	(12,380)
Financial Condition			
Total assets	$ 3,703,823	$ 3,640,075	$ 3,799,543
Long-term debt	901,556	925,012	902,635
Long-term debt to affiliated trusts [2]	113,403	113,403	–
Preferred trust securities [2]	–	–	100,000
Preferred stock (subject to mandatory redemption) [1]	28,000	29,750	33,250
Common equity	753,205	751,252	712,791

(1) Pursuant to changes in accounting principles in 2003, preferred stock was reclassified to liabilities and preferred stock dividend requirements were reclassified to interest expense effective July 1, 2003.
(2) Pursuant to changes in accounting principles in 2003, Avista Corporation no longer consolidates the affiliated trusts that have issued preferred trust securities.

FELLOW SHAREHOLDERS

"Regardless of business challenges or leadership style, Avista remains fundamentally the same. That's been true for well over a century. Our people inherently understand the company's obligation of stewardship, and so it endures." **Gary G. Ely**

Essential.

That's the nature of our business, a realization that weighs heavily on my mind. People depend on the service we provide – every day, in every part of their lives. When I think about how hard our crews work to deliver reliable energy to our customers, it profoundly touches me.

This stewardship requires steadiness, sure planning and a stable infrastructure. Avista strives to demonstrate those attributes year in and year out, and 2004 was no exception.

We continued to invest in our assets – generation, transmission and distribution. Together, these systems and our employees who run them ensure our customers have dependable service.

Our seriousness about dependability extends to you, our shareholders, too. We view Avista as a solid long-term investment. Bearing that perspective in mind, we have to be prepared for years in which we struggle. Last year was such a year.

The Idaho Public Utilities Commission issued a disappointing order in our general electric and natural gas rate case in October. Although the commission approved a base rate increase of 16.9 and 6.4 percent, respectively, it also required write-offs totaling $14.4 million. We had deferred the cost of certain natural gas contracts we entered into to fuel our thermal generating facilities, but the commission disallowed recovery of those and other capitalized utility plant costs we believe were prudently incurred.

That decision, along with higher-than-normal natural gas prices, lower-than-normal hydro stream flow, and thus lower cash flow than we expected, had a dampening effect on 2004's financial results. We finished the year with net income available for common stock of $35.2 million and earnings of $0.72 per diluted share.

While they're not as strong as we might like them to be, those numbers do not diminish our confidence in Avista or future prospects.

We took several measures in 2004 to reinforce our long-term strategy of building and maintaining robust infrastructure in the Pacific Northwest.

Our crews completed a $15 million transmission line upgrade in our service territory and laid the groundwork for another, slated to begin in 2005. Both projects are part of an investment of more than $100 million in our transmission system, an undertaking we deem particularly vital.

We also modernized two substations, wrapped up a $7 million improvement to Cabinet Gorge hydroelectric project unit #2 – increasing generation capacity for that unit by about 30 percent – and we reached an agreement to purchase the other half of the Coyote Springs 2 natural gas-fired generating plant from Mirant.

Our regional focus led us to reconsider the compatibility of our California properties with Avista's core business. Consequently, we agreed to sell our natural gas distribution properties in South Lake Tahoe to Southwest Gas Corporation for $15 million.

By concentrating on the region we know best, we provide Avista with well-defined criteria for growth. That approach has also proven effective at Avista Energy, our energy marketing and resource management subsidiary. Confining Avista Energy's operations to the western United States and western Canada capitalizes on our strengths – and prolonged the unit's continuous profitability to 18 quarters. Although we had higher expectations for Avista Energy's 2004 performance, it continues to be a sound business model.

Believing a prosperous region will advance our objectives, we've maintained Avista's longstanding involvement in our communities, promoting and



Malyn K. Malquist
Senior Vice President, Chief Financial Officer and Treasurer, Avista Corp.

Gary G. Ely
Chairman, President and Chief Executive Officer, Avista Corp.

Scott L. Morris
Senior Vice President, Avista Corp.
President, Avista Utilities

contributing to a number of economic development efforts. You can read more about those on page 9.

And to further ensure the ongoing health of our company, we're deliberately nurturing leaders who will uphold Avista's legacy of service to customer, community and shareholder well into the future.

Like many companies across the country, Avista faces an aging workforce. We've tackled that issue head-on, systematically spreading our veteran workers' expertise to their colleagues. Our stability comes, and will always come, from our people, people who understand and deeply value what Avista represents.

You'll meet some of them in the pages that follow. Every year, I have an opportunity to speak directly to you in this letter, but we want you to get to know some of the other fine employees running our company, as well. Scott Morris, the president of Avista Utilities, will tell you more about our growth strategy. You'll get additional information about our progress toward renewed financial strength from CFO Malyn Malquist, and Patty Shea, manager, energy emergency services, will address Avista's commitment to reliable service. You'll also hear from Anne Marie Axworthy, Dennis Vermillion and Dana Anderson.

These and other leaders are preparing themselves and Avista for tomorrow's challenges, which include: regaining our investment-grade credit rating, improving Avista's financial position, continuing recent dividend trends, and fully realizing Avista Advantage's potential to positively affect earnings with little risk to the corporation.

I have no doubt that Avista's people are up to the task. They impress me every day with the dedication and enthusiasm they bring to their work. And I know they join with me in thanking you for your confidence in our company.

Gary G. Ely
Chairman, President and Chief Executive Officer
March 11, 2005

"Reliability doesn't just happen. It takes hard work every day, at projects as complicated as upgrading an entire transmission line or as simple as resetting a single pole." Gary G. Ely

If we do our job right, nobody notices. The lights come on, the stove fires up, the heat flows out.

But a lot of work and thought go into something that seems so effortless. It's an enterprise Avista understands – and does – well.

Reliability like Avista's, as well as our long-term competitiveness, depends on adequate power generation. So we're particularly pleased that the Coyote Springs 2 natural gas-fired generating facility in Boardman, Oregon, has been fully operational since September. After a number of manufacturer-related technical problems, the repaired transformer is performing to expectations. And to ensure future reliability, we ordered a back-up transformer from another vendor; it was delivered in November.

We also purchased Mirant's 50 percent ownership in the facility for $62.5 million – which we intend to include in our rate base – adding Coyote Springs 2's entire 280-megawatt output to our resource base. (One megawatt provides enough energy for about 650 homes.)

The move goes a good way toward securing the resources we'll need in coming years. Further, 2004's upgrades to the Cabinet Gorge hydroelectric project on the Clark Fork River in Idaho and Montana raised its capacity from 246 to 262 megawatts, and we're also considering increasing our wind and coal power supply.

Naturally, there's more to dependable service than generation, and we're in the midst of a five-year transmission system upgrade of over $100 million. While we finished converting our 25-mile Beacon-Rathdrum route to a double-circuit line – effectively quadrupling capacity – we organized several public meetings to gather input before we launched into our next assignment, the Boulder substation.

The Boulder project adds 500 megawatts of capacity to our transmission delivery system, serving Spokane Valley and Liberty Lake, Washington, two growing communities in our territory.

Such large-scale projects get plenty of attention, of course, but never to the exclusion of the less-glamorous but essential maintenance Avista's teams perform so unfailingly. Our crews are out in the field every day, resetting poles, restringing wires, laying pipe, responding to trouble calls and taking care of our customers. They're the heart of Avista.

Our capital budget expenditures for 2004 (shown in millions) substantiate Avista's emphasis on maintaining reliable service for our customers – today and in the years ahead.



Growth of Customer Base	$ 35.06
Transmission/Distribution	$ 22.89
Transmission Infrastructure Projects	$ 21.66
Generation	$ 14.93
Environmental Affairs	$ 7.66
Information Systems and Technology	$ 7.60
Natural Gas Operations	$ 5.51
Other	$ 5.31
Total 2004 Capital Expenditures	$ 120.62


AVISTA





Linemen Michael Mounce and Clinton Poling (above) set out with Foreman William Strife to effect repairs after a winter storm in Washington's Colville Valley; Todd Cornell (center), journeyman lineman, helps restring wires in Spokane, 60 feet off the ground; Paul Gifford and Scott Gahringer (right) upgrade a conductor south of downtown Spokane.







"When customers experience an outage, their world almost stops. We want to get our customers back in service as quickly and efficiently and safely as possible. That's the driver for everything. It's customer service. We really want to be a cost-competitive, high-reliability energy provider for our customers."

Patty Shea

Patty Shea
Manager, Energy Emergency Services, Avista Utilities



"We have a unique ability to make a difference. You look out your window, and every home and business is our customer. Obviously, we have a vested interest in helping the region grow, and our growth strategy is this: If we can help the community be successful, ultimately, our shareholders and customers win."

Scott L. Morris
Senior Vice President, Avista Corp. and President, Avista Utilities

[illegible]sta supports community projects [illegible] WSU-Spokane Academic [illegible] (below), under construction in [illegible]'s burgeoning University [illegible]. This high-pressure gas main [illegible] will supply custom cabinet [illegible]wood Industries' new [illegible]0,000-square-foot building in [illegible] Lake, Washington.











"Growth at any cost doesn't interest us. But smart growth is another story. It commands our attention, warrants our best resources and guides our every decision." Gary G. Ely

This is the hard truth of it: For Avista to prosper and grow, the communities where we do business must thrive.

Fortunately, that tracks well with our core belief in collaboration, and we've found smart, strategic ways to work with myriad organizations to promote the well-being of our communities – and our company, as well.

The regional Virtual Possibilities Network (VPnet) is a case in point.

This 200-mile optical fiber system links two of our region's largest industries – healthcare and education – to each other and the world beyond. The network's 15 founding members include Spokane's public schools; regional colleges, universities and research institutions; healthcare facilities; and Pacific Northwest National Laboratory. An Avista subsidiary donated the fiber backbone that makes VPnet – and the research and innovation it will spur – possible. Within five years, we estimate the economic benefit to our region could total $60 million to $85 million per year.

Another project we're supporting, Spokane's University District, corresponds nicely with VPnet's goals.

Again, we've joined with other community organizations to bring healthcare and education together, this time physically.

We've lent leadership to this project, intended to draw the region's higher education and medical sectors to the east end of downtown Spokane, where we believe their proximity will stimulate research and new business development. The district's economic impact could reach $200 million to $300 million annually.

Confident in these two initiatives' potential to attract talent to our area, we're also participating in a regional recruitment effort that pools the collective resources of a number of businesses and community leaders.

As all these endeavors yield growth, they'll also bring the need for adequate infrastructure to support it. We'll be ready.

Our engineers are reviewing the final draft of the University District design and making preparations to serve the project. It's the sort of thing they do all the time, closely coordinating Avista's expansion with the community's.

In Liberty Lake, Washington, for instance, we're upgrading our system in tandem with a new manufacturer's construction there. Nearby in Coeur d'Alene, Idaho, we're installing gas pipe in a high-end, 100-home development in anticipation of a gas main extension within the next five years. We've even launched a 40-module training program for our field personnel to help them make decisions on the spot in the best interest of our customers.

Such measures reflect our inclination toward that which is mutually beneficial. Seeking the good of the community and acting as a collaborative business partner really serves us all.


Gas
Electric
12,000
10,000
8,000
6,000
4,000
2000
2001
2002
2003
2004

As the region's economy expands, demand for new electric and natural gas hook-ups does, too.

THE NATURE OF CARING

"What we do affects people, and we always take that into account because our success depends as much on the goodwill we create as on any other factor." **Gary G. Ely**

Avista believes in doing the right thing – both because it's the right thing and because it's good for business.

We are linked to our communities in ways many industries are not. That's part of why helping people is important to Avista.

Our Customer Assistance, Referral and Evaluation Service (CARES) program is one way we help. Since the mid-1980s, our CARES representatives have been working with customers in difficult financial circumstances so they can better make ends meet. By educating people about aid programs they qualify for and advocating on their behalf, Avista retains customers, builds trust with the community and collects what would otherwise be lost. And CARES not only does all that, it pays for itself at the same time.

Similarly, the Project Share program turns short-term customer support into long-term company good. With one-time, emergency funds, Project Share helps people having trouble paying their winter energy bills. Our customers donate the funds. We accept those donations and, along with our corporate contribution, give the money to our region's community action agencies for distribution. This year, we gave $200,000, our customers donated more than $325,000, and our employees contributed by buying "Share the Warmth" coffee and gift items.

Donating money is just the beginning of what our employees do. Every year, we set a volunteer goal for our service territory; 2004's was 50,000 hours, which we exceeded by nearly 6,000 hours. Employees did everything from hanging Christmas lights to running school supply drives to coaching sports teams to teaching Junior Achievement classes in business management – mostly on their own time. Our employees served thousands of Meals on Wheels lunches, worked with Spokane elementary school students improving reading skills through the Lunch Buddies program, helped RSVP (Retired Senior Volunteer Program) knit and distribute 5,000 items to needy people, and donated 2,250 pounds of fresh produce grown in our Green Thumbs community garden project.

It doesn't stop at food and clothing either. This year, Avista deployed 164 automated external defibrillators (AED) in company buildings and vehicles – the nation's largest, single implementation for a utility. With these units, our trained personnel can perform life-saving measures for our employees and the public. We see the AEDs as a constructive investment in our most important asset: people.

This commitment to people and sound business practices is inherent in Avista's approach. By doing our best to maintain good relations with the community, Native American tribes, regulators and our employees, we're able to help others while ensuring our success.

Avista employees volunteer thousands of hours to foster the success of more than 500 nonprofit organizations – and the communities we all serve.



70,000
60,000
50,000
40,000
30,000
2002
2003
2004




AVISTA



"The scope of our business is so wide. We serve the entire community – and we need to do that in a mutually beneficial way. We have to understand and respect what others need to accomplish, and we need to be forthright about what's important to us. It's about mutual respect."

Anne Marie Axworthy
Director, Community Development, Avista Utilities





Avista contributed funds toward this natural gas fire pit in Lewiston, Idaho's Locomotive Park (above), site of the Winter Spirit Festival. Rose Byers (right, in photo left) is one of many of our communities' vulnerable citizens helped by CARES representatives like Cheryl Scheideman.



"We chose to strike a balance between the needs of our customers and our shareholders, so we're not getting healthy overnight. We're going to do things in a measured, steady fashion. We're going to set goals, and we're going to go out and achieve those goals. And we will get there."

Malyn K. Malquist
Senior Vice President, Chief Financial Officer and Treasurer, Avista Corp.

Avista's new wireless inventory technology (right) increases accuracy and efficiency. Diane Thoren, assistant treasurer, Christy Burmeister-Smith, vice president and controller, and Bill Payne, director of internal audit (below), review data captured by our new financial and supply chain software.











"Earning trust isn't a part-time job. When we told you we'd restore Avista to financial strength, we knew we had the skills and fortitude to see it through." **Gary G. Ely**

Here's where Avista's steadiness really serves us well.

Like many energy companies, we suffered some financial blows a few years ago when energy prices spiked dramatically. Since that time, we've single-mindedly marched our way back toward financial health. To us, that means less risk, less volatility, stronger cash flow, more stable earnings and better overall performance.

Getting there is a long process, of course, but we can point to several important milestones along the way. We raised common stock dividends three times in an 18-month period, and we've replaced Avista's aging financial and supply chain software with a markedly more effective system.

That particular task was more than a year in the works. We proceeded with characteristic care, and we've been rewarded by the outcome. The project came in right on time and on budget, and the new system gives us more meaningful, more timely information than we've ever had before, allowing us to accurately pinpoint costs for every part of our business.

But there's still progress to be made.

We mean to earn the rates of return authorized by the commissions overseeing our regulated operations, and we'll file rate cases in support of that goal, always bearing our customers' needs in mind as well.

Earning the allowed return will help us generate cash flow sufficient to fund our capital budget and minimize our need to tap capital markets to fund required debt maturities. We also recently entered into a $350 million five-year committed line of credit – replacing a 364-day agreement – which offers us further financial flexibility.

We're also looking for opportunities to take greater advantage of the low-interest environment to reduce high-cost debt. In 2004, we issued $90 million in first mortgage bonds at 5.45 percent, and the proceeds repaid short-term debt. Our eventual aim is better balance in our debt-to-equity ratio, which currently stands at 60-40.

Ongoing efforts to improve Avista's credit rating have yielded favorable results, but we still have a ways to go there, too. We're getting closer to attaining investment-grade status, and though it may be a year or more before we reach our objective, we're determined to regain a position appropriate for a company as enduring as Avista.

Ultimately, a strengthened financial outlook will advance our infrastructure goals, freeing funds for projects that maintain the level of reliability, service and stewardship our customers rightly expect of us. In 2005, our $130 million capital budget will support projects such as transmission upgrades and hydroelectric plant relicensing and upgrades, as well as customer growth. In weighing these priorities, we always strive to act as good stewards of all our resources, financial and physical alike.


Avista Corp.
S&P 400 Electric Utilities
S&P 500 Index
250
200
150
100
50
1999
2000
2001
2002
2003
2004
(as of December 31)

At Avista, we're aiming for long-term gain. A $100 investment in Avista on December 31, 1999, compares favorably relative to the same investment in Standard & Poor's 500 Index and the Standard & Poor's 400 Electric Utilities Index (source: S&P, January 10, 2005).

THE NATURE OF CLARITY

"'Play to your strengths' is good advice, and we only pursue opportunities consistent with what we do best." **Gary G. Ely**

We can't be experts at everything. We know that. Consequently, Avista chooses carefully and focuses intently.

That's why we opted to sell our California properties. Our South Lake Tahoe natural gas distribution system, which we acquired in 1991 along with properties in Oregon, is isolated from the rest of our territory. The pending sale to Southwest Gas for $15 million eliminates the challenges of serving a remote pocket of customers in a jurisdiction outside our core service area. And it allows us to concentrate our attention on the Pacific Northwest region we know so well.

An example: The Pacific Northwest's abundant hydropower offers renewable and relatively low-cost power, but effectively operating and maintaining hydro generation facilities takes a certain kind of expertise. Avista Utilities' employees have that. We understand stream flows, snow pack, precipitation levels and spill requirements – and how those variables affect supply – as well as anyone in the industry.

The team at Avista Energy possesses that same aptitude, which plainly accounts for our energy marketing and resource management unit's consistent performance. Because Avista Energy operates on an asset-based model, we help our customers get the most out of their generation facilities through portfolio planning, smart fuel purchasing strategies, long-term sales and even trading.

The latter activity sometimes evokes concern among our investors, and justly so. Energy trading has raised eyebrows all across the country. But we think Avista Energy's reliance on hard assets and sound risk management practices makes it different. We're actually improving our customers' ability to efficiently manage their facilities, and for that reason, we consider Avista Energy a sensible business consistent with our values. And it exemplifies a logical extension of our fundamental energy expertise.

Avista Advantage does, too. This subsidiary, which streamlines utility billing and related business processes for multi-site organizations, grew out of our command of how utilities function. Today, it leads a $300 billion industry that hardly existed before we entered the marketplace.

Last year we added more than 40 customers, representing 25,000 sites, and retained 96 percent of our existing customers, for a total of 150,000 sites. We qualified as a Service and Product Provider for the U.S. Environmental Protection Agency's ENERGY STAR® program, and by the end of 2004, we'd handled more than one-third of all buildings EPA rated last year – nearly four times as many as the next highest provider. And, as we turned the reins over to new president Stu Stiles, we achieved our second consecutive positive earnings quarter.

That's what can happen when you pay close attention to what you do well.

Because we understand our region and the trends that shape its economy, Avista knows how to formulate the right mix of contracts and hydro, coal, natural gas, biomass and wind power to achieve sufficient average megawatts for our customers' load requirements.



Contracts
Hydro
Coal
Natural Gas
Biomass
Wind
600
400
200
0
2000
2001
2002
2003
2004
2005
(projected)









"We focus our energies in areas where we believe we have a core competency. This is our backyard, the Northwest. We grew up in the industry here, and we have a proven track record over the years. Focusing on that is the right move."

Dennis Vermillion
President and Chief Operating Officer, Avista Energy

Through Avista Energy's agreement with Chelan County Public Utility District, we help them manage Rock Island Dam (top), near Wenatchee, Washington, as efficiently as possible. Operating in the Pacific Northwest brings its own challenges and joys – like the Schweitzer Ski Resort (right) near Sandpoint, Idaho.











FPL Energy's Stateline Wind Energy Center (above), near Walla Walla, Washington, contributes to our resource portfolio. Avista's bull trout recovery work (below) has been underway since 1999; we contract with agencies like Idaho Fish and Game and Montana Fish, Wildlife & Parks to provide full-time fish biologists.

"Leadership is highly valued at Avista – and it's collaborative. Ideas are encouraged and welcomed. We really seek to involve as many different individuals as possible when it comes to making decisions to ensure the best possible outcome. Leadership is everyone's job."

Dana Anderson

Dana Anderson
Director, Customer Solutions, Avista Utilities







THE NATURE OF LEADERSHIP

"Effective leadership requires consent. That's why we place such importance on cultivating relationships of trust with our customers, communities, employees and shareholders." **Gary G. Ely**

We don't look at leadership as the province of a single person or group of people. It's central to Avista's character, and it extends into every area of our business.

Wind power is a good example.

Always open to new resources and technologies, we've been evaluating wind power for the last several years. In April, we reached an agreement with PPM Energy to purchase up to 35 megawatts of energy capability and renewable energy credits from FPL Energy's Stateline Wind Energy Center near Walla Walla, Washington, the largest single wind generating facility in the United States.

We like the arrangement for several reasons: it's a regional undertaking, it secures supply for our customers from a source they've told us they like, and it's an environmentally responsible thing to do.

Avista Utilities put new technology to work this year, too, with a similarly positive effect. By finishing the automation of all 75,000 natural gas meters in our Oregon service territory, we reduced the cost to read each from $4.88 per year to less than $1.50. We plan to do the same in Idaho next.

But the new system does more than lower costs. It also reduces the more than 750,000 miles per year we drive to read meters, an environmental benefit we appreciate.

Stewardship is something we take very seriously, as two recent awards further demonstrate. We were one of nine recipients of the 2004 Outstanding Stewardship of America's Rivers honor from the National Hydropower Association for our work on Idaho and Montana's Clark Fork River. This is the sixth straight year we've been recognized. NHA also praised our recreation resource management plan for the Clark Fork, site of our two largest hydroelectric projects. And Avista was the first entity in the nation to partner with the U.S. Fish and Wildlife Service to test a new genetic procedure for bull trout recovery.

We're mindful of our stewardship responsibilities internally, as well. Our Aspiring Leader Program, launched in 2003, identifies employees with leadership potential who are not currently in leadership roles and increases their readiness for the future. For a year, program participants spend 15 percent of their time performing coursework and rotating among various departments across the company.

Through the Aspiring Leader Program and other development methods, we nurture talented people who will carry the values and guiding principles of today's Avista and lead the company into the years to come.


National Hydropower Association's Outstanding Stewardship of America's Rivers Award – 2004
Frost & Sullivan Technology Innovation Award (Avista Advantage) – 2004
Recognition of Environmental Stewardship, PPM Energy – 2004
African-American, Hispanic, Asian and Native American (AHANA) Corporate Excellence Award for Workforce Diversity – 2005
EPA ENERGY STAR® Partner of the Year, Excellence in Promoting Superior Energy Performance (Avista Advantage) – 2005
Oregon Business Magazine's 100 Best Companies to Work for in Oregon – 2004 (#19) and 2005 (#3)

When you're a leader, others notice.

THE NATURE



We are in business to serve our customers.

What's important to them is important to us – which is why Avista is so dedicated to the communities we share.

And we always have been.






26000 GROSS






THE WASHINGTON WATER POWER CO.
ELECTRIC SERVICE IS CHEAP


A
B C
D E

Avista's people – like the work crew at Long Lake Dam, 1912 (A); Don Nelson, 1955 (B); Ken Curren, Pete Hamilton, Dale Mills and Cy Secor, 1961 (C); Lou Rader and Willard Briggs, 1950 (D); and Lorraine Monet, ca. 1974 (E) – have been taking care of our customers for well over a century.

OF SERVICE



Today's customers – The Spokane Veterans Memorial Arena (A); Nicola Morgan at the Chewelah, Washington, Public Library (B); barbecue fans (and Avista employees) Dave and Nancy Holmes in Spokane (C); and The Davenport Hotel Floral Shop's Celeste Noffsinger in Spokane (D) – count on us to bring that same level of service into their lives.

BOARD OF DIRECTORS

Erik J. Anderson – President, Westriver Capital, Kirkland, Washington. Director since 2000.

Kristianne Blake – Principal, Kristianne Gates Blake, P.S., Spokane, Washington. Director since 2000.

David A. Clack – Managing Director, Meridian Capital, Spokane, Washington. Director since 1988.

Roy Lewis Eiguren – Senior Partner, Givens Pursley, LLP, Boise, Idaho. Director since 2002.

Gary G. Ely – Chairman of the Board, President and Chief Executive Officer, Avista Corp., Spokane, Washington. Director since 2001.

Jack W. Gustavel – Chairman and CEO, Idaho Independent Bank, Coeur d'Alene, Idaho. Director since 2003.

John F. Kelly – President and CEO, John F. Kelly & Associates, Paradise Valley, Arizona. Director since 1997.

Jessie J. Knight, Jr. – President and CEO, San Diego Regional Chamber of Commerce. Director since 1999.

Michael L. Noël – President, Noël Consulting Company, Prescott, Arizona. Director since 2004.

Lura J. Powell, Ph.D. – President and CEO, Advanced Imaging Technologies, Richland, Washington. Director since 2003.

R. John Taylor – Chairman and Chief Executive Officer, AIA Services Corporation, Lewiston, Idaho. Director since 1985.



Audit Committee

We owe those who entrust us with their money the highest standard of probity. By overseeing the integrity of our financial statements and our internal controls for finance, accounting, legal compliance and ethics, the Audit Committee helps us meet that standard.

Jessie J. Knight, Jr.
Kristianne Blake, Chairperson
Michael L. Noël
David A. Clack



Corporate Governance/Nominating Committee

A well-considered structure for the board of directors translates into effective committee oversight, a balanced board membership, and policies and procedures that reflect Avista's values. The Corporate Governance/Nominating Committee advises the board in such matters.

Lura J. Powell
R. John Taylor, Chairperson
Kristianne Blake
Jack W. Gustavel



Environmental, Safety & Security Committee

A company with operations as complex and geographically dispersed as Avista's has a duty to protect our employees' safety and security and the environmental resources under our care. The Environmental, Safety & Security Committee provides management with policy guidance on these issues.

David A. Clack, Chairperson
Lura J. Powell
Roy Lewis Eiguren



Compensation & Organization Committee

Roy Lewis Eiguren
John F. Kelly, Chairperson
R. John Taylor



Executive Committee

R. John Taylor
David A. Clack
Kristianne Blake
Gary G. Ely, Chairperson



Finance Committee

Jack W. Gustavel
Michael L. Noël
Erik J. Anderson, Chairperson

CORPORATE AND BUSINESS UNIT OFFICERS



Gary G. Ely
Chairman of the Board,
President and Chief Executive
Officer, Avista Corp.



Malyn K. Malquist
Senior Vice President,
Chief Financial Officer and
Treasurer, Avista Corp.



Scott L. Morris
Senior Vice President,
Avista Corp.
President, Avista Utilities



Christy Burmeister-Smith
Vice President and
Controller, Avista Corp.



Karen S. Feltes
Vice President and Corporate
Secretary, Avista Corp., with
responsibility for Human
Resources



Don Kopczynski
Vice President, Avista Corp.,
with responsibility for
Transmission and Distribution
Operations



David J. Meyer
Vice President and Chief
Counsel for Regulatory and
Governmental Affairs,
Avista Corp.



Kelly Norwood
Vice President, Avista Corp.,
with responsibility for State
and Federal Regulation



Ronald R. Peterson
Vice President, Avista Corp.,
with responsibility for Energy
Resources



Roger D. Woodworth
Vice President, Avista Corp.,
with responsibility for Business
Development



Stu Stiles
President and Chief Executive
Officer, Avista Advantage



Dennis Vermillion
President and
Chief Operating Officer,
Avista Energy

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Avista Corporation and subsidiaries
Spokane, Washington

We have audited the consolidated balance sheets of Avista Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows, which include the schedule of information by business segments, for each of the three years in the period ended December 31, 2004. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and our reports thereon dated March 9, 2005, expressing unqualified opinions (which opinion on the consolidated financial statements includes an explanatory paragraph for certain changes in accounting and presentation resulting from the impact of recently adopted accounting standards), which are not included herein, are included in Appendix A to the 2004 annual report. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2004 and 2003, and the related condensed consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.



Seattle, Washington
March 9, 2005

Management's Statement of Responsibility

The condensed consolidated financial statements in this summary annual report were derived from the consolidated financial statements that appear in Appendix A to the 2004 annual report. Management of Avista Corporation is responsible for the accuracy and completeness of the information in this summary annual report. The financial and operating information is derived from company records and includes amounts based on judgment and estimates where necessary. Disclosure controls and procedures in combination with the company's internal control over financial reporting provide reasonable assurance that the summary annual report fairly and reasonably presents the company's financial position and operating results.

The board of directors appointed Deloitte & Touche LLP, an independent registered public accounting firm, to audit the consolidated financial statements included in Appendix A to the 2004 annual report. Their report on the condensed consolidated financial statements appears above.



Gary G. Ely
Chairman, President and
Chief Executive Officer



Malyn K. Malquist
Senior Vice President,
Chief Financial Officer and Treasurer

Condensed Consolidated Statements of Income

(For the Years Ended December 31 – Dollars in Thousands, Except Per Share Amounts)

	2004	2003	2002
Operating Revenues	$ 1,151,580	$ 1,123,385	$ 1,062,916
Operating Expenses			
Resource costs	604,984	576,492	536,714
Operations and maintenance	155,944	138,058	125,930
Administrative and general	104,266	97,494	105,647
Depreciation and amortization	78,425	77,811	71,867
Taxes other than income taxes	67,491	61,827	65,616
Total operating expenses	1,011,110	951,682	905,774
Income From Operations	140,470	171,703	157,142
Other Income (Expense)			
Interest expense	(87,265)	(91,505)	(104,866)
Interest expense to affiliated trusts	(5,782)	(1,480)	–
Capitalized interest	1,393	1,092	7,486
Net interest expense	(91,654)	(91,893)	(97,380)
Other income – net	8,390	6,173	17,261
Total other income (expense) – net	(83,264)	(85,720)	(80,119)
Income From Continuing Operations Before Income Taxes	57,206	85,983	77,023
Income Taxes	21,592	35,340	34,849
Income From Continuing Operations	35,614	50,643	42,174
Loss From Discontinued Operations	–	(4,949)	(6,719)
Net Income Before Cumulative Effect of Accounting Change	35,614	45,694	35,455
Cumulative Effect of Accounting Change (net of tax)	(460)	(1,190)	(4,148)
Net Income	35,154	44,504	31,307
Deduct – Preferred stock dividend requirements	–	1,125	2,402
Income Available for Common Stock	$ 35,154	$ 43,379	$ 28,905
Earnings Per Common Share, Basic			
Earnings per common share from continuing operations	$ 0.74	$ 1.03	$ 0.83
Loss per common share from discontinued operations	–	(0.10)	(0.14)
Earnings per common share before cumulative effect of accounting change	0.74	0.93	0.69
Loss per common share from cumulative effect of accounting change	(0.01)	(0.03)	(0.09)
Total earnings per common share, basic	$ 0.73	$ 0.90	$ 0.60
Earnings Per Common Share, Diluted			
Earnings per common share from continuing operations	$ 0.73	$ 1.02	$ 0.83
Loss per common share from discontinued operations	–	(0.10)	(0.14)
Earnings per common share before cumulative effect of accounting change	0.73	0.92	0.69
Loss per common share from cumulative effect of accounting change	(0.01)	(0.03)	(0.09)
Total earnings per common share, diluted	$ 0.72	$ 0.89	$ 0.60
Dividends paid per common share	$ 0.515	$ 0.490	$ 0.480

Condensed Consolidated Balance Sheets

(As of December 31 - Dollars in Thousands)

	2004	2003
Assets		
Cash and cash equivalents	$ 88,317	$ 128,126
Restricted cash	26,175	16,472
Securities held for trading	–	18,903
Accounts and notes receivable	325,755	318,848
Current energy commodity assets	284,231	253,676
Other current assets	175,864	127,554
Total net utility property	1,956,063	1,914,001
Investment in exchange power – net	35,933	38,383
Nonutility properties and investments – net	78,564	89,133
Noncurrent energy commodity assets	254,657	242,359
Investment in affiliated trusts	13,403	13,403
Other property and investments – net	19,721	17,958
Regulatory assets for deferred income tax	123,159	131,763
Other regulatory assets	39,044	44,381
Noncurrent utility energy commodity derivative assets	55,825	34,517
Power and natural gas deferrals	148,206	171,342
Unamortized debt expense	53,413	48,825
Other deferred charges	25,493	30,431
Total Assets	**$ 3,703,823**	**$ 3,640,075**
Liabilities and Stockholders' Equity		
Accounts payable	$ 325,194	$ 298,285
Current energy commodity liabilities	253,527	229,642
Deposits from counterparties	6,015	97,811
Current portion of long-term debt	85,432	29,711
Short-term borrowings	68,517	80,525
Other current liabilities	135,355	116,578
Long-term debt	901,556	925,012
Long-term debt to affiliated trusts	113,403	113,403
Preferred stock (subject to mandatory redemption)	28,000	29,750
Noncurrent energy commodity liabilities	215,055	192,731
Regulatory liability for utility plant retirement costs	175,575	167,061
Noncurrent utility energy commodity derivative liabilities	33,490	33,060
Deferred income taxes	488,471	492,799
Other noncurrent liabilities and deferred credits	121,028	82,455
Total Liabilities	**$ 2,950,618**	**$ 2,888,823**
Common stock – net (48,471,511 and 48,344,009 outstanding shares)	617,884	613,414
Retained earnings and accumulated other comprehensive loss	135,321	137,838
Total Stockholders' Equity	**$ 753,205**	**$ 751,252**
Total Liabilities and Stockholders' Equity	**$ 3,703,823**	**$ 3,640,075**

Condensed Consolidated Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents (For the Years Ended December 31 – Dollars in Thousands)

	2004	2003	2002
Continuing Operating Activities:			
Net income	$ 35,154	$ 44,504	$ 31,307
Loss from discontinued operations	–	4,949	6,719
Cumulative effect of accounting change	460	1,190	4,148
Purchases of securities held for trading	(15,260)	(18,865)	–
Sales of securities held for trading	34,192	–	–
Noncash items included in net income:			
Depreciation and amortization	78,425	77,811	71,867
Provision for deferred income taxes	19,168	28,395	(40,287)
Power and natural gas cost amortizations, net of deferrals	11,087	3,829	68,481
Amortization of debt expense	8,301	7,972	8,861
Write-offs and impairment of assets	21,990	4,900	–
Energy commodity assets and liabilities	678	22,128	87,403
Other	3,770	(11,214)	(10,763)
Changes in working capital components	(89,623)	(43,035)	99,124
Net Cash Provided by Continuing Operating Activities	108,342	122,564	326,860
Continuing Investing Activities:			
Utility property capital expenditures (excluding AFUDC)	(115,346)	(102,271)	(64,207)
Other capital expenditures	(3,126)	(3,388)	(18,873)
Repayments received on notes receivable	1,062	1,214	33,752
Other	(2,017)	(5,404)	1,543
Net Cash Used in Continuing Investing Activities	(119,427)	(109,849)	(47,785)
Continuing Financing Activities:			
Increase (decrease) in short-term borrowings	(12,008)	50,525	(45,099)
Proceeds from issuance of long-term debt	89,761	44,795	621
Redemption and maturity of long-term debt	(66,857)	(124,859)	(204,014)
Proceeds from issuance of long-term debt to affiliated trusts	61,856	–	–
Redemption of long-term debt to affiliated trusts	(61,856)	–	–
Redemption of preferred stock	(1,750)	(1,575)	(1,750)
Issuance of common stock	4,061	5,497	7,035
Cash dividends paid	(24,912)	(24,777)	(25,456)
Other	(17,019)	(4,139)	(15,990)
Net Cash Used in Continuing Financing Activities	(28,724)	(54,533)	(284,653)
Net Cash Used in Continuing Operations	**(39,809)**	**(41,818)**	**(5,578)**
Net Cash Provided by (Used in) Discontinued Operations	**–**	**(3,342)**	**8,967**
Net Increase (Decrease) in Cash and Cash Equivalents	**(39,809)**	**(45,160)**	**3,389**
Cash and Cash Equivalents at Beginning of Period	**128,126**	**173,286**	**169,897**
Cash and Cash Equivalents at End of Period	**$ 88,317**	**$ 128,126**	**$ 173,286**

Financial Summary

The following is a brief discussion and analysis of financial condition and results of operations for Avista Corporation (Avista Corp. or the Company). For a more detailed analysis, please refer to Appendix A to the 2004 annual report.

Summary of Results – Income from continuing operations was $35.6 million for 2004 compared to $50.6 million for 2003. This decrease was primarily due to the Idaho general rate case write-offs of $14.4 million ($9.4 million, net of tax) recorded at Avista Utilities, as well as reduced earnings for Avista Energy (Energy Marketing and Resource Management segment) and an increase in the net loss for the Other business segment. This was partially offset by the improved performance of Avista Utilities (excluding the Idaho write-offs) due to general rate increases, as well as net earnings from Avista Advantage for 2004 as compared to a net loss for 2003.

Avista Corp.'s net income and operating cash flows are derived primarily from Avista Utilities and Avista Energy. Avista Corp. intends to continue to focus on improving earnings and operating cash flows, controlling costs and reducing debt while working to restore an investment-grade credit rating.

Avista Utilities expects to continue to be among the industry leaders in performance, value and service in its electric and natural gas utility businesses. Avista Utilities expects to continue its modest, yet steady, combined growth of electric and natural gas customers of 2 to 3 percent per year primarily from economic and population growth in its service territory. As part of Avista Utilities' strategy to focus on its business in the northwestern United States, the Company has entered into an agreement to sell its natural gas distribution properties in South Lake Tahoe, California.

It is Avista Utilities' strategy to own or to have contracts that provide a sufficient amount of electric resources to meet its retail and wholesale energy requirements under a range of operating conditions. Available resources and the costs of those resources are significantly affected by Avista Utilities' hydroelectric generation, which was 95 percent of normal in 2004. Based on forecasts as of March 1, 2005, Avista Utilities expects hydroelectric generation will be approximately 84 percent of normal in 2005, assuming normal precipitation for the remainder of the year. This expectation may change based upon precipitation, temperatures and other variables. The earnings impact of below normal hydroelectric generation is mitigated through power cost deferral and recovery mechanisms in Washington and Idaho. The expected reduction in hydroelectric generation is estimated to have a negative effect on operating cash flows of approximately $25 million from the amount originally forecasted, with approximately $2.5 million impacting pre-tax earnings.

Customer loads and resulting revenues are also significantly affected by weather, which causes changes in energy usage from season to season and from month to month within a season. Although there were differences with respect to quarter-to-quarter comparisons, total heating and cooling degree days at Spokane, Washington for both 2004 and 2003 were similar with both warmer than normal heating and cooling seasons. As such, electric and natural gas loads, revenues and net income were not significantly affected by weather when comparing 2004 to 2003 results.

As is the case with most regulated entities, Avista Utilities generally has ongoing regulatory proceedings. Avista Utilities continues to make progress with respect to resolving its regulatory matters; however, certain issues remain unresolved. Avista Utilities received the following general rate increases in 2004 and 2003: (1) Oregon natural gas in September 2003; (2) Idaho electric and natural gas in September 2004; and (3) Washington natural gas in November 2004. These general rate increases have increased revenues and net income for 2004 as compared to 2003 and should result in increased net income in 2005 as compared to 2004. Avista Utilities will continue to file for rate adjustments to provide recovery of its costs and to more closely align earned returns with those allowed by regulatory agencies in each jurisdiction.

Net income for Avista Utilities was $32.5 million for 2004, compared to $36.2 million for 2003. The decrease for Avista Utilities was primarily due to the Idaho general rate case write-offs. Excluding the write-offs, net income increased primarily due to an increase in gross margin as a result of general rate increases, partially offset by an increase in other operating expenses. The Company expects Avista Utilities' net income for 2005 to increase as compared to 2004, primarily due to the continued effect of general rate increases, subject to the influence of weather.

Avista Energy focuses on optimization of combustion turbines and hydroelectric assets owned by other entities, long-term electric supply contracts, natural gas storage, and electric transmission and natural gas transportation arrangements. Avista Energy is also involved in trading electricity and natural gas, including derivative commodity instruments. Avista Energy Canada, Ltd. (Avista Energy Canada) is a wholly owned subsidiary of Avista Energy that provides natural gas services to approximately 250 industrial and commercial customers that represent over 400 sites in British Columbia, Canada. In addition to earnings and resulting cash flows from settled or realized transactions, Avista Energy records unrealized or mark-to-market adjustments for the change in the value of derivative commodity instruments. Avista Energy's marketing, trading and resource management activities are driven by its base of knowledge and experience in the operation of both electric energy and natural gas physical systems in the Western Electricity Coordinating Council, as well as its relationship-focused approach with its customers.

Avista Energy is subject to certain regulatory proceedings that remain unresolved; however, Avista Energy believes that it has adequate reserves established for refunds that may be ordered. The wholesale power markets in which Avista Energy operates continue to change with respect to market participants involved, level of activity, volatility in market prices, liquidity, regulatory imposed price caps and counterparty credit issues.

Net income for Energy Marketing and Resource Management was $9.7 million for 2004 compared to $20.7 million (excluding the cumulative effect of accounting change) for 2003. This decrease was primarily due to the positive effects in 2003 of accounting for energy trading activities under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and the settlement of positions with certain Enron Corporation (Enron) affiliates. In addition, Avista Energy's earnings were decreased due to lower natural gas trading margins in 2004 as compared to 2003. These decreases were partially offset by portfolio valuation adjustments at Avista Energy of approximately $2.9 million, net of tax, the most significant of which relates to increases in market liquidity in the Western power markets. Both 2004 and 2003 net income for the Energy Marketing and Resource Management segment were decreased by impairment charges for a turbine and related equipment owned by Avista Power. The Company does not expect these factors to occur in 2005.

Avista Advantage had net income of $0.6 million for 2004 compared to a net loss of $1.3 million for 2003. The change was primarily due to an increase in operating revenues, partially offset by the settlement of an employment contract. Avista Advantage remains focused on increasing revenues, controlling operating expenses, continuously enhancing client satisfaction and developing complementary value-added services. The Company expects that net income for Avista Advantage for 2005 will increase as compared to 2004 based on improving revenues and stabilized operating expenses from processing efficiencies.

The Other business segment incurred a net loss of $7.2 million (excluding the cumulative effect of accounting change) for 2004 compared to a net loss of $4.9 million for 2003. The increase in the net loss was primarily due to the impairment of goodwill at Advanced Manufacturing and Development (AM&D) doing business as METALfx, the write-off of an investment in a natural gas storage project, the accrual of an environmental liability at Avista Development and Avista Capital's purchase of Avista Advantage preferred stock at a premium. Over time as opportunities arise, the Company plans to continue to dispose of assets and phase out operations in the Other business segment. The Company expects the net loss in the Other business segment to be less for 2005 as compared to 2004 due to decreased losses from asset impairments and write-offs.

During 2005, the Company expects cash flows from operations and Avista Corp.'s five-year $350.0 million committed line of credit to provide adequate resources to fund capital expenditures, maturing long-term debt (excluding $54.6 million of maturing WP Funding LP debt) and other contractual commitments. However, if market conditions warrant such actions, the Company may issue securities to fund these obligations, refinance existing debt and repurchase long-term debt scheduled to mature in future years to reduce its overall debt service costs, as well as to manage the risk associated with future changes in interest rates on debt maturities scheduled for 2007 and 2008.

Overall Results of Operations – Total revenues increased $28.2 million for 2004 compared to 2003. Avista Utilities' revenues increased $44.4 million due to increases in both electric and natural gas revenues. The increase in natural gas revenues was primarily due to natural gas rate increases implemented during 2004 and 2003 and partially due to increased therms sold, primarily as a result of customer growth. The increase in electric revenues reflects an increase in retail revenues, partially offset by a decrease in wholesale revenues and sales of fuel. Revenues from Energy Marketing and Resource Management decreased $31.5 million primarily due to decreased net trading margin on contracts accounted for under SFAS No. 133, a settlement with Enron affiliates during 2003 and decreased revenues under the Agency Agreement with Avista Utilities, partially offset by increased revenues for Avista Energy Canada. Revenues from Avista Advantage increased $3.6 million to $23.4 million primarily as a result of customer growth. Revenues from the Other business segment increased $3.5 million to $17.1 million primarily due to increased revenues from AM&D as well as revenues from entities consolidated in 2004 under Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," which was revised in December 2003 (collectively referred to as FIN 46).

Total resource costs increased $28.5 million for 2004 compared to 2003. Resource costs for Avista Utilities increased $30.5 million primarily due to an increase in purchased natural gas costs as well as the write-off of $12.0 million of deferred power costs resulting from the Idaho general rate case order. This increase in purchased natural gas costs was primarily due to an increase in prices and partially due to an increase in the volume purchased due to customer growth. Resource costs for Energy Marketing and Resource Management decreased $10.1 million primarily due to decreased resource costs for Avista Energy Canada and decreased resource costs under the Agency Agreement with Avista Utilities.

Intersegment eliminations, which decrease both operating revenues and resource costs, were $137.2 million for 2004 compared to $145.4 million for 2003, representing decreased purchases of natural gas under the Agency Agreement between Avista Utilities and Avista Energy.

Operations and maintenance expenses increased $17.9 million for 2004 compared to 2003 partially due to the disallowance in the Idaho general rate case of $2.4 million (net of $0.3 million of accumulated depreciation) of certain capitalized utility plant costs at Avista Utilities. The remaining increase for Avista Utilities was primarily due to a general increase in operations and maintenance expense primarily related to distribution and customer service expenses, partially reflecting an increase in labor costs. Operations and maintenance expense for the Other business segment increased $2.6 million due to the write-off of an investment in a natural gas storage project as well as the effects from entities consolidated under FIN 46.

Administrative and general expenses increased $6.8 million for 2004 compared to 2003 primarily due to increased expenses for Avista Utilities, Avista Advantage and the Other business segment, partially offset by decreased expenses for Energy Marketing and Resource Management. The decrease for Energy Marketing and Resource Management was primarily a result of decreased compensation expenses and professional fees. The increase for Avista Utilities primarily reflects an increase in labor costs and other employee-related expenses, increased liability and damage claims insurance costs, as well as an increase in outside services. The increase for Avista Advantage was primarily due to the settlement of an employment contract. The increase for the Other business segment primarily reflects the impairment of goodwill at AM&D and the accrual of an environmental liability at Avista Development.

Depreciation and amortization increased $0.6 million for 2004 compared to 2003 primarily due to utility plant additions at Avista Utilities and the resulting increase in depreciation expense, as well as the consolidation of WP Funding LP under FIN 46 and the resulting inclusion of depreciation expense of the Rathdrum Power Plant. This was partially offset by a correction at Avista Utilities for overstated depreciation expense in prior periods recorded during 2004. Coyote Springs 2 was placed into service in mid-2003 and increased depreciation expense for 2004 as compared to 2003.

Taxes other than income taxes increased $5.7 million for 2004 compared to 2003 primarily due to increased retail revenues and related taxes for Avista Utilities. An increase in property taxes at Avista Utilities also contributed to the increase in taxes other than income taxes.

Interest expense (including interest expense to affiliated trusts) increased $0.1 million for 2004 compared to 2003 primarily due to the inclusion of the interest expense on $54.6 million of debt of WP Funding LP, which was consolidated for all of 2004 and only the fourth quater of 2003 as required by FIN 46, as well as an increase in interest on short-term borrowings and the inclusion of preferred stock dividends as interest expense in accordance with SFAS No. 150, partially offset by a decrease in interest expense on long-term debt due to the repurchase of higher cost debt. Preferred stock dividends of $1.1 million, distributed prior to the adoption of SFAS No. 150 on July 1, 2003, were classified as a separate line item in the Consolidated Statement of Income for 2003.

Other income-net increased $2.2 million for 2004 compared to 2003 primarily due to increased income in 2004 on certain investments in the Other business segment and net gains on the disposition of non-operating assets in 2004 compared to net losses in 2003. This was partially offset by the premium paid on the repurchase of Avista Advantage preferred stock, as well as a decrease in interest income and interest on power and natural gas deferrals.

Income taxes decreased $13.7 million for 2004 compared to 2003, primarily due to decreased income before income taxes. The effective tax rate was 37.7 percent for 2004 compared to 41.1 percent for 2003.

During 2004, the Other business segment recorded as a cumulative effect of accounting change a charge of $0.5 million related to the implementation of FIN 46, which required Avista Ventures to consolidate several minor entities.

Liquidity and Capital Resources – Since 2002, the Company's overall liquidity has improved compared to 2001. The general rate increases that became effective in 2002, 2003 and 2004 are allowing the Company to continue to improve its liquidity.

In 2001, the Company incurred substantial levels of indebtedness, both short- and long-term, to fund high power and natural gas costs in addition to continuing capital and operating requirements and to otherwise maintain adequate levels of working capital. As a result of improved operating cash flow and other sources of funds, since 2002 through 2004, the Company has repurchased $292.7 million of long-term debt.

The Company's total debt increased from December 31, 2003 to December 31, 2004 due to the issuance of long-term debt, partially offset by a decrease in short-term borrowings and the repurchase and maturity of long-term debt. The Company's consolidated common equity increased $2.0 million during 2004 primarily due to net income and the issuance of common stock through the Dividend Reinvestment Plan, partially offset by dividends and other comprehensive loss.

In April 2004, the Company issued Junior Subordinated Debt Securities, with a principal amount of $61.9 million to AVA Capital Trust III, an affiliated business trust formed by the Company. Concurrently, AVA Capital Trust III issued $60.0 million of Preferred Trust Securities to third parties and $1.9 million of Common Trust Securities to the Company. All of these securities have a fixed interest rate of 6.50 percent for five years (through March 31, 2009). Subsequent to the initial five-year fixed rate period, the securities will either have a new fixed rate or an adjustable rate. These debt securities may be redeemed by the Company on or after March 31, 2009 and will mature on April 1, 2034.

The Company used the proceeds from the Junior Subordinated Debt Securities to redeem $61.9 million of 7.875 percent Junior Subordinated Deferrable Interest Debentures, Series A, originally issued in 1997 to Avista Capital I, an affiliated business trust formed by the Company. Avista Capital I used these proceeds to redeem $60.0 million of Preferred Trust Securities issued to third parties and $1.9 million of Common Trust Securities issued to the Company.

In November 2004, the Company issued $90.0 million of 5.45 percent First Mortgage Bonds due in 2019. The Company used the proceeds to repay a portion of the borrowings outstanding under its committed line of credit.

In December 2004, the Company entered into a five-year committed line of credit with various banks in the amount of $350.0 million. This committed line of credit replaced a $350.0 million committed line of credit with a 364-day term that had an expiration date of May 5, 2005. The Company can request the issuance of up to $150.0 million in letters of credit under the committed line of credit. As of December 31, 2004, the Company had $68.0 million of borrowings outstanding under this committed line of credit.

Pension Plan – As of December 31, 2004, the Company's pension plan had assets with a fair value that was less than the present value of the accumulated benefit obligation under the plan. The Company does not expect the current pension plan funding deficit to have a material adverse impact on its financial condition, results of operations or cash flows. The Company made $15 million in cash contributions to the pension plan in 2004 and $12 million in 2003. The Company expects to make pension plan contributions of $15 million in 2005.

AVISTA UTILITIES SERVICE TERRITORY


CANADA
Colville
Chewelah
Sandpoint
Seattle
Deer Park
Spokane
Coeur d'Alene
Wenatchee
WASHINGTON
MONTANA
Pullman
Moscow
Clarkston
Lewiston
Goldendale
Walla Walla
Stevenson
Grangeville
Portland
La Grande
OREGON
Boise
Roseburg
IDAHO
Medford
Klamath Falls
CALIFORNIA
NEVADA
South Lake Tahoe

Our 30,000-square-mile service territory includes energy generation, transmission and distribution operations in five Western states. We provide electricity to more than 330,000 customers in eastern Washington and northern Idaho. Our approximately 305,000 natural gas customers are located in Washington, Idaho, Oregon and California.

Corporate Information

Company Headquarters
Avista Corp.
1411 East Mission Avenue
Spokane, Washington 99202

Avista Corp. on the Internet
Financial results, stock quotes, news releases, documents filed with the Securities and Exchange Commission, and information on the company's products and services are available at Avista Corp.'s Web site. The address is www.avistacorp.com.

Transfer Agent
The Bank of New York is the company's stock transfer, dividend payment and reinvestment plan agent. Answers to many shareholder questions and requests for forms are available by visiting The Bank of New York's Web site at www.stockbny.com.

Inquiries should be directed to:
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286.1258
800.642.7365
shareowners@bankofny.com

Investor Information
A copy of the company's financial reports, including the reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission, will be provided, without charge, upon request to:
Avista Corp.
Investor Relations
P.O. Box 3727 MSC-19
Spokane, Washington 99220.3727
800.222.4931

Annual Meeting of Shareholders
Shareholders are invited to attend the company's annual meeting to be held at 10 a.m. PDT on Thursday, May 12, 2005, at Avista Corp. headquarters, 1411 East Mission Avenue in Spokane, Washington.

The annual meeting also will be webcast. Please go to www.avistacorp.com to preregister for the webcast in advance of the annual meeting and to listen to the live webcast. The webcast will be archived at www.avistacorp.com for one year to allow shareholders to listen to it at their convenience.

Exchange Listings
Ticker Symbol: AVA
New York Stock Exchange
Pacific Exchange


AVA
LISTED
NYSE

Certifications
On June 7, 2004, the Chief Executive Officer of Avista Corp. filed a Section 303A.12(a) CEO Certification with the New York Stock Exchange. The CEO Certification attests that the Chief Executive Officer is not aware of any violations by the Company of NYSE's Corporate Governance Listing Standards.

On March 11, 2005, Avista Corp. filed the CEO/CFO certifications with the Securities and Exchange Commission as exhibits to its Form 10-K in compliance with the Sarbanes-Oxley Act.

Special thanks to these talented companies of the great Inland Northwest for their help with this year's annual report:

Anderson Mraz Design (design)
Sharman Communications (writing)
J. Craig Sweat Photography (principal photography)
Lawton Printing (printing and bindery)
Additional photography by: Tim Hall (FPL Energy's Stateline Wind Energy Center), Dustin Snipes (Avista Stadium) and Scott Spiker (Schweitzer Ski Resort)



Avista Utilities

Avista Energy

Avista Advantage


AVISTA
Corp.

[illegible]ista Corp.
[illegible]ast Mission Avenue
[illegible]pokane, Washington 99202
[illegible]9.489.0500
[illegible]avistacorp.com